UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Meeting of Shareholders

FreeSeas Inc. (the “Company”) has announced that a special meeting of shareholders will be held on April 8, 2016 (the “Special Meeting”). In that regard, attached hereto as Exhibits 99.1, 99.2 and 99.3 are copies of (i) the Notice of Special Meeting, (ii) Proxy Statement, and (iii) Form of Proxy Card, respectively.

The Company’s Annual Report on Form 20-F (the “Annual Report”), which contains the Company’s audited financial statements for the year ended December 31, 2014, is being mailed to the Company’s shareholders and also posted on the Company’s website, www.freeseas.gr. Shareholders should go to the link “2016 Special Meeting Materials” on the Investor Relations page of the Company’s website for a copy of the Annual Report, as well as copies of the Proxy Statement and form of Proxy Card for the Special Meeting. Please note that the form of Proxy Card on the website is for information purposes only and cannot be used to vote.

SUBMITTED HEREWITH:

Exhibit Number	Description of Exhibit

99.1	Notice of Special Meeting of Stockholders

99.2	Proxy Statement

99.3	Form of Proxy Card

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: March 15, 2016	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

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